UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               Primo Water Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74165N105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 3, 2012
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)

        [_] Rule 13d-1(c)

        [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74165N105
           ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Akre Capital Management, LLC (54-1968332)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)                                                     (a)[_]
                                                                        (b)[_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware/USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      1,600,000

7.    SOLE DISPOSITIVE POWER
      0

8.    SHARED DISPOSITIVE POWER

      1,600,000

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,600,000

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.73%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA

CUSIP No.   74165N105
            ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles T. Akre, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)                                                     (a) [_]
                                                                        (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      1,600,000

7.    SOLE DISPOSITIVE POWER
      0

8.    SHARED DISPOSITIVE POWER

      1,600,000

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,600,000

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.73%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

CUSIP No.  74165N105
           ---------

Item 1.   (a). Name of Issuer:

               Primo Water Corp.
               -----------------------------------------------------------------

          (b). Address of issuer's principal executive offices:

               104 Cambridge Plaza Drive
               Winston-Salem, NC 27104
               -----------------------------------------------------------------

Item 2.   (a). Name of person filing:

               Akre Capital Management
               Charles T. Akre, Jr.
               -----------------------------------------------------------------

          (b). Address or principal business office or, if none, residence:

               2 West Marshall Street
               P.O. Box 998
               Middleburg, Virginia 20118
               -----------------------------------------------------------------

          (c). Citizenship:

               Akre Capital Management, LLC             Delaware
               Charles T. Akre, Jr.                     United States
               -----------------------------------------------------------------

          (d). Title of class of securities:

               Common Stock, $.01 par value
               -----------------------------------------------------------------

          (e). CUSIP No.:

               74165N105
               -----------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.ss ..240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [X]   An investment adviser in accordance with ss.
                240.13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

      (g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) [_] A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

      (k) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:
                Akre Capital Management, LLC      1,600,000
                Charles T. Akre                   1,600,000
          ----------------------------------------------------------------------

          (b)   Percent of class:
                Akre Capital Management               6.73%
                Charles T. Akre                       6.73%
          ----------------------------------------------------------------------

          (c)   Number of shares as to which the person has:

                Akre Capital Management, LLC

                (i) Sole power to vote or to direct the vote              0.

               (ii) Shared power to vote or to direct the vote    1,600,000.

              (iii) Sole power to dispose or to direct the
                    disposition of                                        0.

               (iv) Shared power to dispose or to direct the
                    disposition of                                1,600,000.
                    Charles T. Akre, Jr.

          ----------------------------------------------------------------------

               (i)  Sole power to vote or to direct the vote              0.

              (ii)  Shared power to vote or to direct the vote    1,600,000.

             (iii)  Sole power to dispose or to direct the
                    disposition of                                        0.

              (iv)  Shared power to dispose or to direct the
                    disposition of                                1,600,000.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          Not applicable.
          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          See Exhibit A.
          ----------------------------------------------------------------------

Item 8.   Identification and Classification of Members of the Group.

          If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

          Not applicable.
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
          Item 5.

          Not applicable.
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
          ----------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 13, 2013
                                      ---------------------------------
                                                  (Date)

                                 By:  /s/ Charles T. Akre, Jr.
                                      --------------------------
                                      Charles T. Akre, Jr.
                                      Managing Member
                                      Akre Capital Management, LLC**


                                 By:  /s/ Charles T. Akre
                                      ----------------------
                                      Charles T. Akre, Jr.**




** Each reporting person disclaims beneficial ownership in the Common Stock, except to the extent of that reporting persons pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                   AGREEMENT

The undersigned agree that this Schedule 13G dated February 13, 2013 relating to the Common Stock, $.01 par value, of Primo Water Corporation shall be filed on behalf of Akre Capital Management, LLC and its control person, Charles T. Akre, Jr.

By:  /s/Charles T. Akre, Jr
     Charles T. Akre, Jr.
     Managing Member
     Akre Capital Management, LLC


..
By:  /s/Charles T. Akre, Jr
    Charles T. Akre, Jr.

SK 22045 0004 1350299